EXHIBIT  E

                            COMMONWEALTH OF VIRGINIA
                                   STATE SEAL
                          STATE CORPORATION COMMISSION
                           OFFICE OF SOLICITOR GENERAL
                       BOX 1197, RICHMOND, VIRGINIA 23218
                                 (804) 371-9778
                               FAX: (804) 371-9376


                                December 14, 1999



Mr. Mark F. Vilardo
Senior Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:     Columbia Energy Group
        SEC File No. 70-9575

Dear Mr. Vilardo:

         This letter is in reply to yours of November 10, 1999, addressed to Chairman Theodore V. Morrison, Jr. of this Commission regarding the above application.

        In that application, Columbia Energy Group ("CEG") has requested Securities and Exchange Commission ("SEC") approval for an increase in its authority to invest in exempt wholesale generators and foreign utility companies beyond that permitted under its existing SEC authority. In connection with such proposal, you have requested that the Virginia State Corporation Commission ("SCC") provide the SEC with a statement of its views concerning its ability to protect the ratepayers of Columbia Gas of Virginia ("CGV") in regard to CEG's proposed transaction.

        This Commission has jurisdiction over the retail electric rates in Virginia of CEG's public utility subsidiary, CGV, and has the statutory authority to supervise and regulate such gas utilities in all matters relating to the performance of their public duties and their charges therefor.

        Please be advised that, based upon CEG's and CGV's letter of November 10, 1999, to the SCC, copy enclosed, and upon CEG's above filing with the SEC and representations and agreements made by CEG and CEV in such documents, the SCC is of the opinion that CEG's proposal will not impair the ability of the SCC to protect CGV and its ratepayers in the Commonwealth of Virginia. This Commission has the authority and resources to protect ratepayers subject to its jurisdiction, and it intends to exercise its authority. This statement of the SCC is expressly subject to being revised or withdrawn by the SCC if it deems such action to be appropriate in the future.


                                Sincerely,

                                /s/

                                Stewart E. Farrar
                                Solicitor General



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SEF/

Enclosure

cc:     Chairman Theodore V. Morrison, Jr.
        Commissioner Hullihen Williams Moore
        Commissioner Clinton Miller
        Michael W. O'Donnell, Columbia Energy Group
        Anthony Trubisz, Jr., Columbia Gas of Virginia




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                                          COLUMBIA
                                          ENERGY
                                          GROUP

                                          13880 DULLES CORNER LANE
                                          HERNDON, VIRGINIA  20171-4600


                                November 10, 1999


The Honorable I. Clinton Miller
The Honorable Hullihen Williams Moore
The Honorable Theodore V. Morrison, Jr.
Commonwealth of Virginia
State Corporation Commission
Tyler Building
1300 East Main Street
Richmond, Virginia  23219-3630

        RE:    COLUMBIA ENERGY GROUP SEC FILE NO. 70-9575

Dear Commissioners:

        This letter is in response to discussions with your staff regarding the solicitation by the Securities and Exchange Commission of your views with respect to the captioned matter. Your staff expressed several concerns relating to Columbia Gas of Virginia, Inc.'s ("CGV") access to long-term capital from the Columbia Energy Group ("Columbia").

        Columbia will continue to provide CGV the necessary capital to ensure that CGV continues to provide safe, reliable service and growth of profitable new gas service at reasonable rates. CGV pledges to continue to aggressively pursue betterment and remediation of older plant, while conforming to all underground pipeline safety regulations. CGV pledges to further improve customer service and better inform Staff of its plans for improvement of customer service delivery. Columbia represents that the investments to be authorized in the captioned proceeding will not adversely impact the availability of long-term capital to CGV or the spending priorities related to underground pipeline safety and customer service.

        It is Columbia's opinion that its proposal for increased investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") will not have a detrimental effect on the cost of capital of Columbia or CGV. Columbia represents that it will prudently manage the proposed increase in EWGs and FUCOs and it is not expected to cause a detrimental effect on the cost of capital of Columbia or CGV. Columbia and CGV will not seek recovery through higher rates or increased expenses to Virginia ratepayers to compensate for any possible losses or increased expenses that may be sustained on investment in EWGs or FUCOs, or for any inadequate return on such investments. However, Columbia and CGV agree that if the credit rating of Columbia's debt is downgraded by a major credit rating agency (i.e., S&P, Moody's, or Fitch) due, in the opinion of the credit agency, wholly or in part to Columbia's investment in EWGs or FUCOs, Columbia and CGV pledge to notify the Commission with ten days of any such downgrade. As a part of that notice, Columbia an CGV will provide a detailed explanation of why the downgrade occurred and what plans exist to address and restore the previous credit rating. Columbia and CGV will further provide a detailed explanation of how Virginia ratepayers can be prevented from paying higher rates due to increased costs as a result of the credit downgrading. The explanation will identify in detail the rate case methodologies for determining debt costs which ensure Virginia ratepayers will not pay higher costs should Columbia's credit rating fall below the current rating due to EWG or FUCO investments, consistent with the SEC financing authority. Columbia debt currently carries a


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"BBB+" rating from S&P, an "A3" rating from Moody's, and an "A" rating from
Fitch; however, in the second quarter of 1999, Moody's and Fitch announced that they placed Columbia's debt ratings on review for possible downgrade due to uncertainties surrounding the unsolicited tender offer made by NiSource, Inc. Fitch subsequently affirmed its rating.

        In addition, Columbia and CGV agree to, and will observe, the following reporting requirements:

        1. Provide to the SCC's Division of Economics and Finance ("Division") all SEC forms filed in the public domain for reporting information related to EWG and FUCO investments no later than 10 days after such forms are provided to the SEC.

        2. Provide the Division, by December 31 of each year, a copy of CGV's Gas Utility Five-Year Forecast, including a detailed five-year cash flow forecast, five-year projected capital structure balances and planned dividend payments from CGV to Columbia (see page 3 for a sample format), and descriptions of major improvements and reliability programs planned for each region/division of CGV, as well as regional/divisional/statewide customer service improvement programs.

        3.     Provide the following upon request of the Division:

               a) upon execution of a confidentiality agreement, Columbia will provide to the Division, upon request, all SEC forms designated confidential for reporting information related to EWG and FUCO investments.

               b) a copy of the general corporate objectives regarding diversification and foreign utility investments and the specific objectives of such activities.

               c) reasonable access to relevant books and records and financial statements of Columbia and its affiliated interests.
 Columbia Energy Group



 By:______________/s/_____________________
        Michael V. O'Donnell
        Senior Vice President and
          Chief Financial Officer




 Columbia Gas of Virginia, Inc.



 By:______________/s/_____________________
        Anthony Trubisz, Jr.
        President and Chief Executive Officer


cc:     Sherry H. Bridewell, Esq.

[Sample format omitted]




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